UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Failure to Satisfy a Continued Listing Rule or Standard

On August 21, 2026, KNOREX Ltd. (the “Company”) received a notice (the “Notice”) from NYSE Regulation indicating that the Company was not in compliance with the NYSE American LLC’s (“NYSE American”) continued listing standards set forth in: (a) Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”), which requires a company to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years; and (b) Section 1003(a)(ii) of the Company Guide, which requires a company to have stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported a stockholders’ deficit of $(6.5) million at December 31, 2025, and has had net losses in its last four fiscal years then ended, the Company is not in compliance with the continued listing standards.

The Company intends to submit a plan of compliance to the NYSE American on or before September 20, 2026 outlining the actions it has taken or intends to take to regain compliance with the continued listing standards by February 21, 2028. The Notice has no immediate impact on the listing and trading of the Company’s class A ordinary shares, which will continue to be listed and traded on the NYSE American , subject to continued compliance with the other listing requirements of the NYSE American.

If the plan is not accepted by the NYSE American, delisting proceedings will commence. Furthermore, if the plan is accepted, but the Company is not in compliance with the continued listing standards by February 21, 2028, or if the Company does not make progress consistent with the plan during the cure period, NYSE American will initiate delisting proceedings as appropriate.

The Company intends to consider available options to address the deficiencies. There can be no assurance that the Company will regain compliance with the continued listing standardsduring the cure period.

On August 26, 2026, the Company issued a press release announcing receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Certain statements made in this Form 6-K are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” and “anticipate,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated August 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 26, 2026